cartesian growth corporation
505 Fifth Avenue, 15th Floor

New York, New York 10017

February 22, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jonathan Burr

Re:	Cartesian Growth Corporation
Registration Statement on Form S-1
File No. 333-252784

Dear Mr. Burr:

Cartesian Growth Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-252784), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Tuesday, February 23, 2021, or as soon thereafter as possible.

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Sincerely,

CArtesian Growth CORPORATION

By:	/s/ Peter Yu
	Name:	Peter Yu
	Title:	Chief Executive Officer

[Signature Page to Acceleration Request]